UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FAT BRANDS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

Andrew A. Wiederhorn

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

(310) 319-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30258N105	Schedule 13D	Page 1 of 5 pages

1.	Names of reporting person Fog Cutter Holdings, LLC
2.	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,485,411
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,485,411

11.	Aggregate amount beneficially owned by each reporting person 8,485,411
12.	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13.	Percent of class represented by amount in Row (11) 71.0%
14.	Type of reporting person PN

CUSIP No. 30258N105	Schedule 13D	Page 2 of 5 pages

1.	Names of reporting person Andrew A. Wiederhorn
2.	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 168,862
	8.	Shared voting power 8,485,411
	9.	Sole dispositive power 168,862
	10.	Shared dispositive power 8,485,411

11.	Aggregate amount beneficially owned by each reporting person 8,654,273
12.	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13.	Percent of class represented by amount in Row (11) 71.6%
14.	Type of reporting person IN

CUSIP No. 30258N105	Schedule 13D	Page 3 of 5 pages

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Fat Brands Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 2.	Identity and Background

This Statement is filed by each of the following Reporting Persons:

(a), (b), (c) and (f). The “Reporting Persons” are:

(i) Fog Cutter Holdings, LLC, a Delaware limited liability company (“Fog Holdings”), with a business address at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

(ii) Andrew A. Wiederhorn, who is the sole manager of Fog Holdings, with a business address at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212. Mr. Wiederhorn is also a director and President and Chief Executive Officer of the Issuer.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 24, 2020, the Issuer completed its acquisition of Fog Cutter Capital Group Inc. (“FCCG”), through the merger of FCCG with and into Fog Cutter Acquisition, LLC, a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated December 10, 2020, by and among the Issuer, FCCG, Merger Sub and Fog Holdings.

Upon closing of the Merger, the former stockholders of FCCG became direct stockholders of the Issuer, holding in the aggregate 9,679,288 shares of Common Stock or approximately 81.2% of the outstanding shares of Common Stock at closing. Of these stockholders, Fog Holdings was the largest holder, and upon closing of the Merger Fog Holdings beneficially owned 8,485,411 shares of Common Stock, or approximately 71.0% of the outstanding shares of Common Stock of the Issuer, including warrants that are exercisable for an additional 19,148 shares of Common Stock.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 11, 2020 and is incorporated by reference herein as Exhibit 1.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is incorporated by reference herein.

The Common Stock owned by the Reporting Persons has been acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

CUSIP No. 30258N105	Schedule 13D	Page 4 of 5 pages

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer has disclosed that it intends to seek opportunities for future acquisitions, and may in the future engage in additional merger transactions as well as other extraordinary corporate transactions.

Each of the Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(i) Fog Cutter Holdings, LLC:

(a) - (c) As of December 24, 2020, Fog Holdings beneficially owned in the aggregate 8,485,411 shares of Common Stock, constituting approximately 71.0% of the outstanding shares of Common Stock, including warrants that are exercisable for an additional 19,148 shares of Common Stock.

(d) and (e). Not Applicable.

(ii) Andrew A. Wiederhorn:

(a) - (c) As of December 24, 2020, Mr. Wiederhorn served as the sole manager of Fog Holdings and therefore shared voting and dispositive power over 8,485,411 shares of Common Stock held directly by Fog Holdings, constituting approximately 71.0% of the outstanding shares of Common Stock, including warrants that are exercisable for an additional 19,148 shares of Common Stock. In addition, Mr. Wiederhorn beneficially held directly an additional 168,862 shares of Common Stock, consisting of 23,332 shares of Common Stock, options to purchase an additional 25,530 shares of Common Stock that have vested or will vest within 60 days of December 24, 2020, and warrants that are exercisable for an additional 120,000 shares of Common Stock, comprising in the aggregate an additional 71.5% of the outstanding shares of Common Stock.

(d) and (e). Not Applicable.

The percentages of shares indicated above in this Item are based upon 11,926,264 shares of Common Stock outstanding as of November 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

The filing of this Statement and any future amendment by any of the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated December 10, 2020, by and among FAT Brands Inc., Fog Cutter Capital Group Inc., Fog Cutter Acquisition, LLC and Fog Cutter Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2020).

Exhibit 2	Joint Filing Agreement, dated January 4, 2021.

CUSIP No. 30258N105	Schedule 13D	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2021	FOG CUTTER HOLDINGS, LLC

	By:	Andrew A. Wiederhorn
	Its:	Manager

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn

ANDREW A. WIEDERHORN

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn